UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated August 29, 2008

Kabel Deutschland GmbH

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371

Kabel Deutschland Vertrieb und Service GmbH & Co. KG

(Translation of registrant’s name into English)

Betastrasse 6-8, 85774 Unterföhring, Germany

(Address of principal executive office)

Commission File Number 333-137371-01

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
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INVESTOR RELATIONS RELEASE

Kabel Deutschland shows impressive growth for its first quarter ended June 30, 2008

Highlights from Kabel Deutschland’s consolidated financials for its first quarter ended June 30, 2008:

•                  Total Revenue Generating Units (‘RGU’)(1) increase to 11,066.2 thousand, up 6.8% from previous year. Internet and Phone RGUs grow by 548.6 thousand units compared to June 30, 2007 and reach 935.0 thousand, a 142.0% increase over prior year. Digital pay TV RGUs increase by 101.6 thousand units in the reported year reaching 819.3 thousand on June 30, 2008, a 14.2% increase over last year. Premium service RGUs (digital access, pay TV, PVRs, Internet and Phone) now comprise 24.8% of total RGUs compared to 16.3% in the previous year.

•                  The number of total subscribers amounts to 9,156.3 thousand on June 30, 2008, thereof 9,102.7 thousand cable access subscribers and 53.6 thousand “solo” Internet or phone subscribers which do not subscribe to cable access. In addition to the net increase of 271.9 thousand subscribers related to the Orion transaction approximately 789.1 thousand subscribers were reclassified from wholesale to B2B or B2C subscribers. With this transaction, KDG’s direct subscriber base reaches 81.6% (70.0% the previous year).

•                  Subscribers now take an average 1.21 RGUs compared to 1.13 as of June 30, 2007. This positive trend will enhance EBITDA and reduce churn in the future.

•                  The shift towards premium services and the inclusion of two months of the Orion cable assets acquired on April 30, 2008 contributes to an 8.5% increase in monthly ARPU per RGU(2) for the quarter ended June 30, 2008 to €8.90. The monthly ARPU per subscriber(3) for the quarter ended June 30, 2008 amounts to €10.66.

•                  Total revenues grow by 13.6% to €329.2 million for the quarter.

•                  Subscription based revenues grow by 14.4% and reach €290.7 million and now account for 88.3% of total revenues.

•                  Subscription based revenues from the Company’s premium services amount to €66.0 million and represent 22.7% of the Company’s overall subscription based revenues (€38.9 million representing 15.3% of the overall subscription based revenues in the quarter ended June 30, 2007). Subscription based revenues from premium services grow by 69.7% over the comparable period.

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastrasse 6-8

D-85774 Unterfoehring

•                  EBITDA as adjusted(4) increases by 24.7% and amounts to €134.1 million. EBITDA margin(5) amounts to 40.7% compared to 37.1% during the quarter ended June 30, 2007. Orion cable assets’ contribution for two months approximated €6.5 million.

•                  The Company recorded one-time gain (not included in EBITDA) of €13.0 million on the sale of its minority holding in a small cable Company to Orion.

•                  The Company posts a net profit of €1.7 million in the Company’s quarter ended in June 30, 2008 compared to a net loss of €4.3 million during the previous year’s same quarter.

Unterfoehring, August 29, 2008 – Kabel Deutschland (KDG), Germany’s largest triple play company, announced today its financial results for the first quarter ended June 30, 2008 of its fiscal year 2008/2009. These results again underline the successful development of the Company’s premium services strategy (digital access, pay TV, PVRs, Internet and Phone) and reflect for the first time the impact of the acquisition of assets from Orion Cable which have been consolidated since May 1, 2008 following the closing of the transaction on April 30, 2008.

RGUs as of June 30, 2008 and ARPUs for the first quarter ended June 30, 2008

KDG served 11,066.2 thousand total RGUs on June 30, 2008. The average services taken by a customer increased to 1.21 compared with 1.13 in the previous year. During the reported quarter monthly ARPU per RGU for all KDG products increased by 8.5% to €8.90 from €8.20 in the previous year’s same quarter. The corresponding monthly ARPU per subscriber rose by 15.6% and amounted to €10.66.

Kabel Anschluss RGUs were 9,258.3 (thereof 939.0 thousand digital cable access RGUs, rising by 61.0% yoy from 583.2 thousand), approximating the same level as in the previous year. Monthly ARPU(6) for the Kabel Anschluss product amounted to €8.17 in the quarter ended June 30, 2008.

Kabel Digital pay TV RGUs increased by 14.2% to 819.3 thousand at June 30, 2008. The monthly ARPU for KDG’s pay TV products amounted to €7.53 during the quarter ended June 30, 2008 (€8.07 in the previous year’s corresponding quarter).

On June 30, 2008 the Company reported 53.6 thousand paying subscribers for its PVR product “Kabel Digital+” compared to 34.7 thousand on March 31, 2008.

On June 30, 2008 the number of KDG’s digital TV RGUs (including 53.6 thousand PVR RGUs) amounted to 1,812.0 thousand (1,300.9 thousand on June 30, 2007), representing a digital TV RGU penetration based on total RGUs served of 16.4%. Including the Premiere digital pay TV subscribers in KDG’s footprint, the total number of digital households in KDG’s footprint amounts to approximately 1.9 million households, a digital TV penetration of 20.9%.

Kabel Internet and Phone RGUs reached 935.0 thousand, a 142.0% increase compared to the Kabel Internet and Phone RGUs on June 30, 2007. During the quarter ended June 30, 2008 the Company added 180.5 thousand Kabel Internet and Phone RGUs. The Internet and Phone RGUs on June 30, 2008 comprised of 482.0 thousand Internet RGUs and 453.0 thousand Phone RGUs and were associated with 524.2 thousand subscribers. This results in a RGU / subscriber ratio of 1.78. Monthly ARPU per RGU for Kabel Internet in the quarter ended June 30, 2008 amounted to €13.72 and €22.65 for Kabel Phone.

KDG’s financial results for the first quarter ended June 30, 2008

Cash flow, capital expenditures and liquidity

Cash flow from operations for the quarter ended June 30, 2008 amounted to €106.4 million compared to €11.5 million in the previous year’s June quarter.

Overall capital expenditures (Capex)(7) amounted to €90.9 million in the reported quarter. Of this amount, approximately 40.3 million were used for the network upgrade related to KDG’s Internet and Phone services. The comparable Capex in the previous year’s corresponding quarter amounted to €45.0 million of which approximately €21.8 million were spent for the network upgrade. This increase relates to the faster Internet and phone RGU growth of 180.5 thousand compared to 55.5 thousand in last year’s quarter. The doubling in Capex used for these activities also underlines the Company’s commitment to expand its triple play business with approximately 74.0% of the Company’s level 3 network upgraded at the end of June 2008.

Cash on hand of €52.3 million coupled with free revolver capacity of €255.0 million yielded €307.3 million of liquidity on June 30, 2008.

Balance sheet

Total interest bearing indebtedness was at €2,510.6 million with net debt at €2,458.3 million on June 2008 resulting in a net debt / annualized EBITDA as adjusted (annualized €549.4 million) ratio of approximately 4.47 times through the Senior Notes and 3.10 times through the credit facilities being well within the current covenant of 3.75 times.

Restructuring program Technical Services

Kabel Deutschland has announced plans to outsource parts of its technical service department. Affected from this restructuring program will be approximately 300 employees from different regional KDG locations. The management board is currently in negotiations with the labor representatives.

Financial calendar

The IFRS financials for KDG’s second quarter of its fiscal year 2008/2009 as per September 30, 2008 will be released at the end of November 2008.

Please refer to our website www.kabeldeutschland.com for further information. The complete financial statements as of June 30, 2008 will be available on our website as of today.

About Kabel Deutschland

Kabel Deutschland (KDG) operates cable networks in 13 German states and supplies its services to approximately 9 million connected TV households in Germany. Being Germany’s largest cable network operator und biggest triple play provider, Kabel Deutschland develops and markets new triple play offers for digital TV, broadband internet and telephone connection via cable. KDG offers an open digital TV platform for all program providers. The company operates the networks, markets cable connections and provides comprehensive services for all matters of cable connectivity. In fiscal year 2007/2008 (12 months ended March 31, 2008), Kabel Deutschland reported a total revenue of approximately €1.2 billion, EBITDA amounted to €457.8 million. The company has around 2,750 employees.

Contact:

Kabel Deutschland GmbH

Corporate Communications and Investor Relations

Betastr. 6-8

85774 Unterfoehring

Germany

Insa Calsow:	+49 89 / 960 10 - 184; insa.calsow@kabeldeutschland.de
Elmar Baur:	+49 89 / 960 10 - 187; elmar.baur@kabeldeutschland.de
Astrid Adamietz:	+49 89 / 960 10 - 186; astrid.adamietz@kabeldeutschland.de

This release is also available at www.kabeldeutschland.com.

This Investor Relations release contains forward looking statements within the meaning of the ‘safe harbor’ provision of the US securities laws. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Actual results may differ from those set forth in the forward-looking statements as a result of various factors (including, but not limited to, future global economic conditions, market conditions affecting the building sector, foreign exchange rates, intense competition in the markets where we operate, potential environmental liability and capital costs of compliance with applicable laws, regulations and standards in the markets where we operate, diverse political, legal, economic and other conditions affecting the markets where we operate, our ability to successfully integrate business acquisitions and our ability to service our debt requirements). Many of these factors are beyond our control.

Investors and security holders are urged to read our quarterly report available on our website because it will contain important information. We disclaim any obligation to publicly update or revise any forward-looking information.’

Kabel Deutschland GmbH, Unterföhring

Consolidated Statement of Operations according to IFRS for the period from

April 1, 2008 to June 30, 2008 and April 1, 2007 to June 30, 2007

		April 1, 2008 to June 30, 2008	April 1, 2007 to June 30, 2007	change	change
		€(‘000)	€(‘000)	€(‘000)%

1.	Revenues	329,159	289,688	39,471	13.63%

2.	Cost of Services Rendered	-161,538	-145,661	15,877	10.90%
	thereof Depreciation / Amortization	-46,166	-35,859	10,307	28.74%

3.	Other Operating Income	4,122	2,967	1,155	38.91%

4.	Selling Expenses	-98,309	-80,183	18,126	22.61%
	thereof Depreciation / Amortization	-38,221	-26,073	12,148	46.59%

5.	General and Administrative Expenses	-31,816	-28,349	3,467	12.23%
	thereof Depreciation / Amortization	-6,815	-5,561	1,254	22.55%

6.	Profit from Ordinary Activities	41,617	38,462	3,155	8.20%

7.	Interest Income	249	701	-452	-64.44%

8.	Interest Expense	-45,641	-35,232	10,409	29.55%

9.	Accretion / Depreciation on Investments and Other Securities	0	-2,337	2,337	n.a.

10.	Income from Associates	13,192	214	12,978	6064.30%

11.	Profit before Taxes	9,417	1,808	7,609	-420.85%

12.	Taxes on Income	-7,709	-6,070	1,639	26.99%

13.	Net Profit / Net Loss for the period	1,708	-4,262	5,970	140.08%

	Attributable to:
	Equity holders of the parent	1,665	-4,262	-5,927	-139.07%
	Minority interests	43	0	-43	n.a.
	Net Profit / Net Loss for the period	1,708	-4,262	5,970	140.08%

	EBITDA as adjusted(4)	134,129	107,585	26,544	24.67%
	EBITDA margin (5)	40.7%	37.1%

Kabel Deutschland GmbH, Unterföhring

Consolidated Balance Sheet according to IFRS as of June 30, 2008

		June 30, 2008	March 31, 2008	change
		€(‘000)	€(‘000)	€(‘000)

ASSETS

Current Assets

1.	Cash and Cash Equivalents	52,333	15,463	36,870
2.	Trade Receivables	115,579	130,879	-15,299
3.	Receivables from Affiliates	932	922	10
4.	Receivables from Associates	0	31	-30
5.	Inventories	22,601	26,201	-3,600
6.	Receivables from Tax Authorities	8,136	6,881	1,255
7.	Other Current Assets	7,891	7,272	618
8.	Prepaid Expenses	17,960	19,903	-1,943
	Total Current Assets	225,432	207,552	17,880

Non-current Assets

1.	Intangible Assets	954,396	431,878	522,518
2.	Property and Equipment	1,161,079	1,085,951	75,127
3.	Equity Investments in Associates	4,770	6,354	-1,584
4.	Other Non-current Financial Assets	25	4,632	-4,607
5.	Deferred Tax Assets	1,504	537	968
6.	Non-current Financial Assets	8,311	4,239	4,072
7.	Prepaid Expenses	3,262	11,166	-7,904
	Total Non-current Assets	2,133,348	1,544,757	588,591

Total Assets		2,358,780	1,752,309	606,471

		June 30, 2008	March 31, 2008	change
		€(‘000)	€(‘000)	€(‘000)

EQUITY AND LIABILITIES

Current Liabilities

1.	Current Financial Liabilities	58,289	25,674	32,614
2.	Trade Payables	183,518	218,293	-34,775
3.	Liabilities to Associates	323	323	-1
4.	Other Current Provisions	18,597	6,493	12,105
5.	Liabilities due to Income Taxes	15,885	12,961	2,926
6.	Deferred Income	183,023	199,510	-16,488
7.	Other Current Liabilities	78,027	59,640	18,387
	Total Current Liabilities	537,662	522,894	14,767

Non-current Liabilities

1.	Senior Notes	605,900	603,840	2,061
2.	Non-current Financial Liabilities	1,837,365	1,311,990	525,374
3.	Deferred Tax Liabilities	139,715	87,531	52,184
4.	Provisions for Pension	31,548	29,148	2,398
5.	Other Non-current Provisions	22,864	22,270	594
6.	Other Non-current Liabilities	104,514	105,380	-866
7.	Deferred Income	1,692	1,826	-134
	Total Non-current Liabilities	2,743,598	2,161,984	581,613

Equity

1.	Subscribed Capital	1,025	1,025	0
2.	Capital Reserve	49,590	49,590	0
3.	Cash Flow Hedge Reserve	5,758	1,288	4,469
4.	Minority Capital	8,354	0	8,354
5.	Accumulated Deficit	-987,207	-984,474	-2,734
	Total Equity (Deficit)	-922,480	-932,569	10,087

Total Equity and Liabilities		2,358,780	1,752,309	606,471

Kabel Deutschland GmbH, Unterföhring

Consolidated Cash Flow Statements according to IFRS for the period from
April 1, 2008 to June 30, 2008 and April 1, 2007 to June 30, 2007

	April 1, 2008 to	April 1, 2007 to
	June 30, 2008	June 30, 2007	change
	€(‘000)	€(‘000)	€(‘000)
1. Cash Flows from Operating Activities
Net Income / Loss	1,708	-4,262	5,970
Adjustments to Reconcile Net Loss to Cash Provided by Operations:
Taxes on Income	7,709	6,070	1,639
Interest Expense	45,641	35,232	10,409
Interest Income	-249	-702	453
Accretion / Depreciation and Amortization on Fixed Assets	91,202	67,493	23,709
Accretion / Depreciation on Investments and Other Securities	0	2,337	-2,337
Gain / Loss on Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial Assets)	102	179	-77
Income from Associates	-13,192	-214	-12,978
Compensation Expense Relating to Share-based Payments	1,287	1,629	-342
	134,208	107,762	26,446
Changes in Assets and Liabilities:
Increase (-) / Deecrease (+) of Inventories	3,600	3,539	61
Increase (-) / Decrease (+) of Trade Receivables	12,299	-17,640	29,939
Increase (-) / Decrease (+) of Other Assets	1,806	-12,405	14,211
Increase (+) / Decrease (-) of Trade Payables	-34,787	-40,586	5,799
Increase (+) / Decrease (-) of Other Provisions	-211	-2,054	1,843
Increase (+) / Decrease (-) of Deferred Income	-16,620	-24,710	8,090
Increase (+) / Decrease (-) of Provisions for Pensions	1,722	945	777
Increase (+) / Decrease (-) of Other Liabilities	10,146	-4,751	14,897

Cash Provided by Operations	112,163	10,100	102,063

Income Taxes Paid (-) / Received (+)	-5,728	1,440	-7,168
Net Cash from Operating Activities	106,435	11,540	94,895

2. Cash Flows from Investing Activities
Cash Received from Disposal / Sale of Fixed Assets (Intangible Assets; Property and Equipment; Financial assets)	277	80	197
Cash Received from Sale of Investments	14,775	0	14,775
Cash Paid for Investments in Intangible Assets	-34,619	-11,276	-23,343
Cash Paid for Investments in Property and Equipment	-56,281	-33,718	-22,563
Cash Paid for Acquisitions	-513,392	0	-513,392
Cash Paid for Investments in Financial Assets	0	-35,059	35,059
Interest Received	239	617	-378
Dividends Received from Associates	0	0	0
Net Cash Used in Investing Activities	-589,001	-79,356	-509,645

3. Cash Flows from Financing Activities
Cash Payments to Shareholders	-4,400	0	-4,400
Cash Received Non-current Financial Liabilities	600,000	86,000	514,000
Cash Repayments of Non-current Financial Liabilities	-55,000	0	-55,000
Cash Payments for Reduction of Finance Lease Liabilities	-2,001	-1,757	-244
Interest and Transaction Costs Paid	-19,163	-35,065	15,902
Net Cash Used in Financing Activities	519,436	49,178	470,258

4. Cash and Cash Equivalents at the end of the period
Changes in Cash and Cash Equivalents (subtotal of 1 to 3)	36,870	-18,638	55,508
Accretion / Depreciation on Investments and Other Securities	0	0	0
Cash and Cash Equivalents at the beginning of the period	15,463	54,108	-38,645
Cash and Cash Equivalents at the end of the period	52,333	35,470	16,863

Additional Information
Investments Relating to Capital Lease	0	0	0
Other non Cash Investments	0	0	0

Kabel Deutschland GmbH, Unterföhring

Subscribers, Revenue Generating Units and ARPUs

		June 30,	March 31,	June 30,	y-o-y	y-o-y
(in thousand unless otherwise stated)		2007	2008	2008	change	change
						%
Cable Access Subscribers (incl. TKS)	#	9,168.1	8,844.9	9,102.7	-65.4	-0.71%
- thereof wholesale subscribers	#	2,742.7	2,487.0	1,688.8	-1,053.9	-38.43%
Subscribers without TV	#	0.0	39.5	53.6	53.6	n.a.

Total Subscribers	#	9,168.1	8,884.3	9,156.3	-11.8	-0.13%

Revenue Generating Units (RGUs)(1)
Analog Cable Access (incl. TKS)	#	8,674.6	8,143.1	8,319.3	-355.4	-4.10%

Premium Services
Digital Cable Access	#	583.2	836.7	939.0	355.8	61.01%
Personal Video Recorders (Kabel Digital+)(8)	#	0.0	34.7	53.6	53.6	n.a.
Kabel Digital (pay TV)	#	717.7	778.5	819.3	101.6	14.16%
Kabel Internet	#	208.4	393.5	482.0	273.6	131.27%
Kabel Phone	#	178.0	361.0	453.0	275.0	154.45%
Subtotal Premium Services	#	1,687.3	2,404.4	2,746.9	1,059.6	62.80%

Total RGUs	#	10,362.0	10,547.5	11,066.2	704.3	6.80%
Premium Services Penetration	%	16.3%	22.8%	24.8%		52.44%

Monthly ARPU(6)
Cable Access		€7.73	7.89	8.17	0.44	5.64%
Personal Video Recorders (Kabel Digital+)	€	n.a.	8.54	7.83	n.a.	n.a.
Kabel Digital (pay TV)		€8.07	7.37	7.53	-0.54	-6.69%
Kabel Internet		€14.98	13.11	13.72	-1.26	-8.44%
Kabel Phone		€26.60	23.67	22.65	-3.95	-14.86%
Blended ARPU Internet and Phone per Subscriber		€35.38	32.40	32.23	-3.15	-8.90%

Total blended monthly ARPU per RGU(2)		€8.20	8.52	8.90	0.70	8.52%
Total blended monthly ARPU per Subscriber(3)		€9.22	10.03	10.66	1.44	15.62%

Ratio RGUs/Subscribers		1.13	1.19	1.21	0.08	6.93%

Footnotes

(1)         RGU (Revenue Generating Unit) is related to the sources of revenue, which may not always be the same as subscriber numbers. For example, one person may subscribe to two different services, thereby accounting for only one subscriber but for two RGUs.

(2)         Total blended monthly ARPU per RGU is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of RGUs for that period and the number of months in the period.

(3)         Total blended monthly ARPU per subscriber is calculated by dividing Kabel Anschluss, Kabel Digital, Kabel Internet, Kabel Phone, KD+ (PVR) and TKS (cable TV) subscription revenues (excluding installation fees) for the relevant period by the average number of subscribers for that period and the number of months in the period.

(4)         EBITDA as adjusted is defined as earnings before interest, taxes, depreciation, amortization and non-cash compensation, which consists primarily of expenses related to the Company’s Management Equity Participation Program (MEP) and non-cash restructuring expenses. EBITDA as adjusted is not a recognized accounting term and should not be used as a measure of liquidity. However, EBITDA as adjusted is a common term used to compare the operating activities of cable television companies.

(5)         EBITDA margin is defined as EBITDA as defined above for the period divided by total revenues for the period.

(6)         ARPU (Average revenue per unit) is calculated by dividing the subscription revenue (excluding installation fees) for a period by the average number of RGU for that period and the number of months in that period.

(7)         Capex excludes M&A and transponder leases.

(8)         PVRs KDG reports only those customers who have decided to subscribe to and pay for the PVR product which differs from the past.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland GmbH
(Registrant)

Date	August 29, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kabel Deutschland Vertrieb und Service GmbH & Co KG
(Registrant)

Date:	August 29, 2008	By	/s/ PAUL THOMASON
Paul Thomason, Managing Director